
ACTIVELY

ACTIVELY BLACK

Black Owned, Premium Athleisure Wear

Follow Actively Black to be notified if they later decide to raise funding.

WATCH FOR UPDATES

activelyblack.com Missouri City, TX

Highlights

1. $11M in revenue in our first 27 months. Named #3 in the Top 50 fastest-growing athleisure brands.
2. Brand worn by Barack Obama, Steph Curry, Meagan Good, Steve Harvey, Gervonta Davis, and many more.
3. Major brand partnerships with Marvel, Disney, NBA, Muhammad Ali, Bob Marley, MLK Estates & More
4. Outfitted Team Nigeria in the 2024 Paris Olympics.
5. Featured in the New York Times, Forbes, Essence, Inc Magazine, Fast Company, etc.
6. Advisors include Daymond John, Trevor Edwards, Jonathan Mildenhall, Caroline Wanga, Jeron Smith.
7. 309K+ Instagram followers. TikTok videos have been viewed over 5 million times.
8. Black owned, with the purpose and mission to uplift and re-invest back into the Black community.

Featured Investors

New Voices Fund

Follow

Invested $6,000,000

Redefining the future of investment in the consumer sector by focusing on founders who lead brands serving the New General Market. This market is defined as an amalgamation of cultures, ethnicities & demographics, united by shared need states & lifestyles
newvoicesfund.com

Richelieu Dennis, Managing Partner
"Insert quote here."

Blackstar Fund

Follow

Invested $1,000,000

Black Star Fund is a Black-led venture capital firm that invests primarily in Black founders. We invest in the innovators – those who see new enterprise as the gateway to a world that is more abundant, balanced, and productive.
blackstar.fund

Kwame Anku, Managing Partner & CIO
"Insert quote here."



Jeron Smith
Syndicate Lead

Follow

Invested $5,000

"I'm proud to be the lead investor for Actively Black's Wefunder campaign because I believe in their mission to inspire, empower, and uplift the community through premium athleisure wear that stands for more than just style. Actively Black doesn't just make clothing; they create a brand identity rooted in cultural heritage, community, and purpose. Their commitment to reinvesting in Black-owned businesses and uplifting marginalized voices is a powerful step forward in reshaping the way we think about both fashion and social impact. Investing in Actively Black means supporting a brand that aligns with my values and is dedicated to building a lasting legacy. I'm excited to see how they continue to grow and influence communities across the world."

Our Founder



Lanny Smith Founder

Former NBA Player turned Founder. 2nd Multi-million dollar brand.

Join Our Tribe


ACTIVELY
BLACK
THERE IS GREATNESS IN OUR DNA
BLACK

THE SOLUTION

Actively Black is a niche-focused PREMIUM, athleisure and lifestyle brand with the mission of uplifting And reinvesting back into the Black community. We Encourage an active and Healthier lifestyle while Also providing opportunities For Black talent to thrive.



BLACK



LANNY SMITH

FOUNDER & CHIEF EXECUTIVE OFFICER

Lanny Smith is the founder of the niche based sportswear brand Actively Black, a premium and luxurious athleisure line focused on uplifting the Black community.

Lanny is a former professional basketball player turned entrepreneur, after a career ending injury deflated his NBA dreams.

He first transitioned into the business world with his launch of Active Faith Sports, a Faith-based performance apparel brand, the first of its kind. Active Faith has gone on to amass customers in 74 different countries and was named one of Inc Magazines Top 150 Fastest Growing Private Companies in 2017 doing millions of dollars in annual revenue.

Raised in Houston, Texas, Lanny was a star basketball player and graduated from the University of Houston. He later joined the the Sacramento Kings as a free agent.

Actively Black is a mission-based brand with the goal of reinvesting back into Black communities, with a specific focus on improving the mental, physical and financial health of the Black community.

"WE'RE NOT ASKING FOR A SEAT AT THE TABLE ANYMORE. WE ARE BUILDING OUR OWN TABLE"

ACTIVELY BLACK

PURPOSE DRIVEN

BIGGER THAN THE GEAR

THE APPAREL IS THE VEHICLE THAT WE ARE USING TO BUILD COMMUNITY AND GENERATE REVENUE TO RE-INVEST BACK INTO OUR PEOPLE

THE MESSAGING HAS AN INTRINSIC VALUE TO THE CONSUMER

ACTIVELY BLACK INITIATIVES


BLACK BLACK

BLACK

Apparel-footwear spending by US blacks to hit $70 bn by 2030: McKinsey

12 Jan '23 • 3 min read



Apparel-footwear spending by US Black consumers will grow by about 6 per cent a year to $70 billion in nominal dollars by 2030, according to a survey by McKinsey. This will be part of the total of $445 billion in nominal dollars that the survey data suggests will be up for grabs from 2022 to 2030, including a cumulative $50 billion in entirely new spending. Black consumers increasingly use online channels to shop for these products, and they are also more likely-by 11 percentage points-to prefer to use e-commerce to shop for and buy apparel, the survey found. What is especially distinctive is Black consumers' strong preference for Black-owned fashion brands and brands that are culturally resonant with Black culture. They are up to three times as likely as non-Black consumers to switch to a Black-owned apparel or footwear brand, McKinsey said in a release.

OUR 3 YEAR GROWTH

$10m


$8m
$6m
$4m
$2m
$0m
$2.1m
$5.3m
$7.5m

SINCE LAUNCH...

19M
TOTAL REVENUE

150K
ORDERS

52%
OF REVENUE FROM RETURN CUSTOMERS


THE TOP 100 FASTEST-GROWING SHOPIFY BRANDS
1. Dirtea
2. Freebeatfit
3. Sheglam
4. Beautyofjoseon
5. Taste Salud
6. FIFA
7. Halara
8. Micas
9. Pawfecthouse
10. Thesupermade
11. Boltt
12. SKIMS
13. RYZE Superfoods
14. Cider
15. Themillionroses
16. Buddhastoneshop
17. Nathanjames
18. XplusWear
19. Finesse
20. Loungefly
21. Rare Beauty
22. Bloomchic
23. Trymagicbox
24. Activelyblack
25. Rihoas
26. The Woobles
27. Bloom Nutrition
28. Jones Road Beauty
29. Lolavie
30. Emmiol
31. Dixxon
32. Sol de Janeiro
33. Drinkdesci
34. Fansidea
35. Beis
36. JVN Hair
37. Kiaya Accessories
38. Lids Hat Drop
39. DIME Beauty
40. HolStrength
41. Incerun-men
42. Diviofficial
43. Flipper Zero
44. HAUS LABORATORIES
45. Tumble
46. Depology
47. Graza
48. Mielle Organics LLC
49. Xtool
50. Mandala Scrubs
CHARM.IO
The athleisure market is growing fast. Learn more about the athleisure market overall and download our FREE report to view the top 50 fastest-growing DTC athleisure brands right now. Get insights into each brand's growth, success, sophistication, and more using data from Charm.
Download the report now: https://lnkd.in/ewfMy-OX
The Top 50 Fastest-Growing DTC Athleisure Brands
01
02 HALARA
03 BLACK
04 adidas
05 HOLSTRENGTH
06
07 new balance
08 aloyoga
09 PUMA
10 asics

"CHARM.IO IS THE PREMIER ECOMMERCE INTELLIGENCE PLATFORM THAT PROVIDES SALES TEAMS, INVESTORS, AND ECOMMERCE BRANDS WITH IN-DEPTH ANALYTICS.

CHARM IS A SUBSIDIARY OF THE E-COMMERCE SOFTWARE PLATFORM SWIFTLINE AND WE ARE A TEAM OF ECOMMERCE EXPERTS, PH.D. DATA SCIENTISTS, & WORLD-CLASS ENGINEERS.

WE GEEK OUT ON DATA SCIENCE TO ANALYZE THE PROLIFERATION OF DIRECT-TO-CONSUMER ECOMMERCE."

~CHARM.IO


PREMIUM QUALITY
BLACK
BLACK

GIVING BACK


LAST 12 MONTHS
IMPACT REPORT
$491,551.82
DONATED TO THE BLACK COMMUNITY
THE LIBERATION FUND | COMPTON GIRLS CLUB | OUR OWN | SENIORS ON THE MOVE | BETWEEN THE LINES | BLACK GIRLS SMILE | FAMILIES UNITED | JOE BLACK | SAFETY CORNER FOUNDATION | KICK'N IT | BLACK GIRLS CODE | BLACK BOYS CODE | SPARK ARTS | BROWN GIRLS DREAM | JACKSON, MS | MIGHTY CAUSE FOUNDATION | UJIMA: NATIONAL CENTER ON VIOLENCE AGAINST WOMEN IN THE BLACK COMMUNITY | BLACK MAMAS MATTER ALLIANCE | MANY MORE...
THE TRIBE
ACTIVELY BLACK
THE TRIBE
Forbes
Actively Black Expands Brand And Donates $500K To Black Communities
Follow


ACTIVELY BLACK
BARACK AND MICHELLE OBAMA
March 12, 2021
Mr. Lanny Smith
New York, New York
Dear Lanny:
Thank you very much for your kind gift! Michelle and I wanted to tell you how much we love the pieces you sent over and are wearing them all the time.
While the clothes alone are impressive, it's the story behind Actively Black that we truly admire. The initiative you have taken to provide Black Americans with both a voice and much-needed investment is an example that many should aspire to.
We really appreciate such a kind gesture. Thanks again to you and your team for the gift and for the important work you are doing.
Sincerely,
Michelle Obama


Los Angeles Times

"BEHOLD" | Black Hollywood Strike | Love, Peace & Spodes

BEHOLD

Actively Black: Lanny Smith talks about the power of mental heath awareness in the Black community

Lanny Smith, founder of Actively Black, poses for a portrait at Actively Black's Mental Wellness Training Camp for Black men. (Jason Armond / Los Angeles Times)

Black Mental Health Event at SoFi Stadium


BLACK

EMBRACED BY THE CULTURE


Porshas Palace
WAKANDA


DNICE


WAKANDA
ATHLETICS

BRAND COLLABS


MARVEL STUDIOS
BLACK PANTHER
WAKANDA FOREVER
×
ACTIVELY
BLACK


ALL POWER
1966
TO THE PEOPLE
MAINTAINING THE LEGACY OF THE BLACK PANTHER PARTY
OAKLAND
×
ACTIVELY
BLACK


ACTIVELY
BLACK
FUBU


FUBU


ACTIVELY
BLACK


MUHAMMAD ALI

ALLEN IVERSON COLLAB




Mentions · bobmarley 1h
@ACTIVELYBLACK
BLACK
activelyblack Actively Black is honored with the privilege of creating a limited edition collaboration that honors the life and...
ONE LOVE
BOB


JOHN CARLOS
X
ACTIVELY BLACK


NIGERIA


JAPAN
IIZUKA
NIGERIA
ONWUZURIKE
SUISSE
gettyimages
Credit: JEWEL SAMAD

The Small, Black-Owned Label Taking on the Big Brands in the Style Olympics

Actively Black, the company that will be dressing Team Nigeria, has gold-medal-worthy ambitions.

Listen to this article · Learn more

Share full article



From left: Adedoyin Adewale, Zainab Okeowo, Lanny Smith and Bianca Winslow in looks from the Olympic kit that Actively Black created for Team Nigeria. Sammy Oguejiofor


NIGERIA
OKEZIE
gettyimages
Credit: Christian Petersen
2166008173

‘Collection Showcases The Diversity And Cultural Nuance Of Nigerian Identity’: Former NBA Player’s Company Will Dress Team Nigeria At The Olympics

Published 1 hour ago
By Oluwatomisin Amokeoja


OLYMPIC COMMITTEE

Privacy - Terms


NIGERIA
ANUMBA
gettyimages
Credit: Cameron Spencer
2164994721


NIGERIA
OGAZI
7
gettyimages
Credit: Kevin Voigt
2165343805

PRESS


ACTIVELY BLACK
THE BUZZ IS GLOBAL
The Best Uniforms at the 2022 Winter Olympics Opening Ceremonies
Nigeria
Barack Obama Used His New Year's Eve Watch to Support Black-Owned Brands

NEW YORK FASHION WEEK

WATCH OUR NYFW SHOW


Style
Actively Black creates a diverse space in the fashion world during New York Fashion Week
Actively Black's NYFW Show Was A Colorful Ode To Black History
20


ESSENCE
HOME • MONEY & CAREER
Jackson State University Student-Athletes Sign NIL Deals With 'Actively Black'
JACKSON STATE UNIVERSITY FOOTBALL STARS TRAVIS HUNTER, AND SHILO AND SHEDEUR SANDERS INKED A DEAL WITH THE GLOBAL SPORTWEAR BRAND.
BLACK
BLACK
ACTIVELY
BLACK

PRESS


make it
RELATED STORIES
STARTUPS
Ex-basketball star thought Nike and Adidas weren't doing enough for Black people—so he built a $30 million competitor


ESSENCE
HOME • FASHION
Meet The Black-Owned Athleisure Brand Taking On Lululemon
THE BRAND'S MOTTO: "WE ARE NOT ASKING FOR A SEAT AT THE TABLE ANYMORE. WE ARE BUILDING OUR OWN TABLE."



HYPEBEAST

'Black Panther' Launches Offical "Wakanda Forever" Wearable Merch Ahead of the New Film's Release

Marvel has officially partnered with the community-first company Actively Black for an exclusive capsule collection.



LANNY SMITH'S ACTIVELY BLACK IS DOING WHAT LARGER CORPORATIONS AREN'T—INVESTING IN BLACK COMMUNITIES

Cedric 'BIG CED' Thornton March 6, 2023

FORBES



Forbes

Actively Black Expands Brand And Donates $500K To Black Communities

AD AGE



AdAge

LANNY SMITH IS LEADING THE CHARGE FOR BLACK-INSPIRED SPORTSWEAR THROUGH ACTIVELY BLACK

Lanny Smith is among Ad Age's Breakout Brand Leaders 2023

MEDIA

How this former NBA player raised $7 million for his Black-owned sportswear company and is taking aim at Nike and Lululemon



BUSINESS INSIDER

The New York Times

Two Winter Olympics Underdogs That Have Already Won



FAST COMPANY 2023 BRANDS THAT MATTER WINNER

FAST COMPANY

10-03-22

How Wakanda inspired Actively Black's founder to make the brand a love letter to Black identity

Injury ended his NBA dream, racism impeded his entrepreneurial path, but a trip to the movies awakened Lanny Smith to a whole new realm of possibilities.



UPCOMING COLLABS


TOYOTA
STAR WARS
HBCU
ASU
BLACK
Disney
MUFASA
THE LION KING

Our Team


Lanny Smith
FOUNDER
Bianca Winslow
GM
Alfreda Smith
CUSTOMER SERVICE/ASSISTANT


BRAND ADVISORS
JERON SMITH
NIKE/OBAMA ADMIN/STEPH CURRY/HEIR CEO
DAYMOND JOHN
FUBU FOUNDER, SHARK TANK
JONATHAN MILDENHALL
FRMR AIR BNB CMO, COCA COLA, FANATICS
TREVOR EDWARDS
FRMR NIKE PRESIDENT
KRISTIN JONES
OBAMA ADMIN, INSIDE PROJECTS FOUNDER

To read our full investor pitch deck, click here:
bit.ly/activelyblackinvestordeck